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December 16, 2024	vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley
Mr. Kenneth Ellington

Re:	Tortoise Capital Series Trust (the “Registrant”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A
File No. 333-281744

To the Commission:

On behalf of the Registrant, we are responding to the staff’s comment provided telephonically on December 9, 2024, regarding Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A filed on December 6, 2024 (the “Registration Statement”) for Tortoise Power and Energy Infrastructure Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement.

Set forth below is the staff’s comment and the Registrant’s response.

STATEMENT OF ADDITIONAL INFORMATION

1.	Comment: Please incorporate by reference the unaudited financial statements of the Predecessor Fund included in the May 31, 2024 semi-annual report of the Predecessor Fund.

Response: The Registrant confirms that it will incorporate by reference the unaudited financial statements of the Predecessor Fund included in the May 31, 2024 semi-annual report of the Predecessor Fund in the definitive Statement of Additional Information for the Fund to be filed pursuant to Rule 497 under the Securities Act of 1933.

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December 16, 2024

If you have any questions regarding this response, please contact the undersigned at (312) 609-7697 or Christina West at (312) 609-7567.

Very truly yours,

/s/ Jacob C. Tiedt
Jacob C. Tiedt
Shareholder